Exhibit 99.1

IM Cannabis Announces the Signing of a Loan Agreement and Appointment of Oz Adler to Board of Directors

TORONTO and GLIL YAM, Israel, July 9, 2025 - IM Cannabis Corp. (“IMC” or the “Company”) (Nasdaq: IMCC), a leading medical cannabis company with operations in Israel and Germany, is pleased to announce that Mr. Oz Adler has been appointed to the Company’s board of directors (the “Board”), effective July 6, 2025. Mr. Adler brings deep financial and strategic expertise across international markets, as well as a strong track record in public company leadership, regulatory compliance, and M&A, further reinforcing IMC’s commitment to disciplined growth and sustainable profitability. Mr. Adler currently serves on the board of directors of several publicly traded companies, including Rail Vision Ltd. (Nasdaq :RVSN), Clearmind Medicine Inc. (Nasdaq: CMND) and Jeff's Brands Ltd. (Nasdaq: JFBR). Mr. Adler’s appointment to the Board was made pursuant to the terms of a loan agreement (the “Loan Agreement”) entered into between the Company and L.I.A. Pure Capital Ltd. on July 6, 2025 (the "Lender" and "Pure Capital", respectively), which provides the Lender with the right to recommend a director to be appointed to the Board.

Pursuant to the Loan Agreement, the Company received USD 1 million on July 9, 2025  (the “First Loan Tranche”) and may receive an additional USD 1 million no later than 60 days from the signing of the Loan Agreement, or by September 4, 2025 (the “Second Loan Tranche” and together with the First Loan Tranche, the “Loan”), subject to certain conditions, including (i) the registration of a pledge in favor of the Lender and (ii) the publication of a prospectus for a capital raising with Aegis Capital Corp. serving as underwriter or distributor. The Loan bears annual interest at a rate of 8% plus value added tax (VAT) and is repayable in full, including accrued interest, by June 30, 2026. In the event of non-repayment by June 30, 2026, default interest at a rate of 15% per annum (plus VAT) on the unpaid balance will apply. The Loan is secured by a pledge over 100% of the issued and outstanding shares of IMC Holdings Ltd., a wholly owned subsidiary of the Company, with the pledged shares held directly by the Company. The pledge was registered on July 7, 2025. Pursuant to the Loan Agreement, the Company will not issue new shares or commit to issue new shares, except for under certain circumstances.

The Company further committed to making its best efforts to raise at least USD 3 million within 60 days of signing the Loan Agreement through an underwritten offering with Aegis Capital Corp. serving as the underwriter. If the Company raises USD 4 million or more, the Lender will not be obligated to provide the Second Loan Tranche. If the Company raises USD 5 million or more, the Lender may exercise an acceleration right, requiring the Company to repay the entire outstanding loan within 45 business days of the receipt of a written notice.

The Loan Agreement also grants the Lender certain acceleration rights of the repayment of the outstanding Loan balance, in whole or in part, in the event of specified events, including enforcement proceedings or insolvency-related actions.

Pure Capital is a privately held investment firm controlled by Mr. Kfir Zilberman. Pure Capital specializes in supporting Israeli technology companies and businesses across various industries, providing guidance from their early stages through commercialization, advanced funding rounds, and initial public offerings. In addition to working with institutional investors, Pure Capital collaborates with leading hedge funds in Israel and high-net-worth individuals to identify and execute investment opportunities that drive growth and long-term value.

“We are excited to welcome Mr. Adler to our Board of Directors,” said Oren Shuster, Chief Executive Officer of IMC. “Mr. Adler’s extensive experience in capital markets, corporate finance, and pharmaceutical ventures will be invaluable as we execute our strategic roadmap”.

Mr. Adler currently serves as the Chief Executive Officer and previously as Chief Financial Officer of SciSparc Ltd. (Nasdaq: SPRC), a pharmaceutical company specializing in cannabinoid-based therapeutics. He has also held senior finance roles at Medigus Ltd. (Nasdaq: MDGS), where he advised on initial public offering readiness and public filings, and began his career at Ernst & Young Israel, managing audits of public companies listed on TASE and North American markets. Throughout his career, Mr. Adler has led global strategic initiatives, capital raises, investor relations, and cross-border M&A activities.

“I am honored to join the Board of Directors of IMC,” said Mr. Adler. “IMC is uniquely positioned at the intersection of healthcare, wellness, and innovation. I look forward to supporting the Company’s leadership as it strengthens its international footprint and builds long-term value for shareholders.”

Mr. Adler is a Certified Public Accountant (CPA) and holds a B.A. in Business Management and Accounting from the College of Management in Rishon LeZion.

About IM Cannabis Corp.
IMC (Nasdaq: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has focused its resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its subsidiaries, which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Disclaimer for Forward-Looking Statements
This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: the stated benefits Mr. Adler’s appointment to the Company, including the further strengthening the Company’s commitment to driving growth in the German market while focusing on sustainable profitability; that Mr. Adler’s international experience and track record in capital markets, corporate finance, and pharmaceutical ventures will be invaluable to the Company; the receipt of the Second Loan Tranche from the Lender; the Company’s ability to satisfy the conditions under the Loan Agreement, including the conditions for the receipt of the Second Tranche Loan; the Company’s ability to repay the Loan, including the accrued interest in accordance with its terms; and the Company’s ability to raise capital through an underwritten offering with Aegis Capital Corp. serving as the underwriter.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the multi front war Israel is facing on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company's inability to take advantage of the legalization of medicinal cannabis in Germany; the Company’s inability to realize upon the stated benefits Mr. Adler’s appointment; Mr. Adler’s international experience and track record in capital markets, corporate finance, and pharmaceutical ventures not becoming valuable to the Company; the Company’s inability to fulfill its obligations under the Loan Agreement, including meeting its conditions and the timely repayment of the Loan and related interest; the Lender’s fulfillment of obligations under the Loan Agreement; and the Lender’s exercising its acceleration right of repayment of the outstanding Loan balance under certain conditions.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report dated March 31, 2025, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:
Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com